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                                            Filed By Exodus Communications, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                                   Commission File No. 000-23795

                                      Subject Company:  GlobalCenter Holding Co.



                         EXODUS COMMUNICATIONS, INC.

                         MEDIA TELECONFERENCE SCRIPT
                             September 28, 2000

MAUREEN O'CONNELL

Thank you operator. Good morning ladies and gentlemen. This is Maureen O'Connell, Vice President of Corporate Communications for Exodus. We're very excited that you could join us this morning to hear the details regarding our acquisition of GlobalCenter.

Joining me this morning are Ellen Hancock, Chairman and CEO of Exodus and Leo Hindery, Chief Executive Officer of Global Crossing and Chairman and CEO of GlobalCenter.

Before we begin, let me say that this conference call may contain statements that are considered "forward-looking." As such, they are subject to a number of significant risks and uncertainties that have been disclosed in our filings with the SEC. Actual results may differ materially. Please refer to our press release for a summary of some of the principle risks and uncertainties. I'd now like to turn the call over to Ellen Hancock. Ellen...

ELLEN HANCOCK

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Thanks Maureen.  I'm delighted to talk to you this morning about the announcement we've made concerning the acquisition of GlobalCenter, as well as our network agreement with Global Crossing and our joint venture with Asia Global Crossing. These agreements offer exciting opportunities for our stockholders, employees, customers and the technology industry as a whole.

This morning we announced that the boards of directors of Exodus and Global Crossing approved a definitive merger agreement under which Exodus will acquire GlobalCenter, a subsidiary of Global Crossing, for approximately $6.1 billion in Exodus common stock.

This transaction is truly a major strategic milestone for our company. With this combination, we will have the additional scale, scope and international reach to further enhance our position as the preferred provider of mission-critical web hosting solutions to customers worldwide.

As most of you may know, Exodus is a leading provider of complex web hosting services to businesses with mission-critical web operations. Our company offers sophisticated systems and network management solutions and managed services, along with professional services, to provide optimal performance for customers' web sites. According to a recent Forrester research report, web hosting market is expected to reach $20 billion in 2004 in the United States.

Through our combination with GlobalCenter, we will now have the scale and scope to capture the full range of opportunities that are being fueled by the explosive growth of the complex web hosting market worldwide.

With a combined pro forma annualized recurring revenue run rate of approximately $1.0 billion, almost 4,000 customers and 32 Internet Data Centers totaling 2.6 million gross square feet, Exodus will be a powerhouse in complex web hosting.

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We've seen a tremendous migration of business processes to the Internet over the last 5 years and the development of several business hosting models. As the customer requirements for high-end, value-added web hosting services become more sophisticated, only a handful of companies will have what it takes to succeed.

By joining forces with GlobalCenter, Exodus is extending its leadership position. We will have the opportunity to leverage and expand our managed and professional services and premier brand and sales force over a wider geography and increased customer base. Additionally, GlobalCenter's data center build out plans will be leveraged with our own, accelerating our global expansion. This presence alone will greatly enhance our ability to support our global customers and reach new multinational customers at an accelerated pace. The depth of skill sets created by this combination further supports our planned expansion.

Through the 10-year network agreement with Global Crossing, also announced today, our extensive global Internet Data Centers will be on net with Global Crossing's state of the art international fiber network. This seamless connectivity and universal access to information resources is yet another way our customers will benefit from this transaction.

Looking forward, GlobalCenter's and Exodus' partnerships with key technology providers including Cisco, Compaq, Dell, Inktomi, Microsoft, Oracle, Softbank and Sun Microsystems will result in further innovation to enhance the quality and breadth of our products and services.

We believe that this combination clearly raises the bar for complex hosting services.

And now I'd like to hand the call over to Leo Hindery, Chief Executive Officer of Global Crossing and GlobalCenter's Chairman and CEO, who will review in more detail our joint venture and network agreement and some of the other strategic benefits they create.

LEO HINDERY

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Thanks, Ellen.  This is a very exciting day for Global Crossing and
GlobalCenter. As the parent company of GlobalCenter, Global Crossing will become a significant shareholder in Exodus. We are extremely pleased to be establishing a strong partnership with a company of Exodus' caliber and reputation. By combining Exodus' complex web hosting with our advanced broadband Internet protocol network, we believe that Exodus' alliance with Global Crossing and Asia Global Crossing creates significant strategic benefits for customers and sets new standards for our industry.

As outlined in the press release, Exodus and Global Crossing also signed a 10-year network services agreement. Under the agreement, Global Crossing becomes the primary network provider to Exodus worldwide. Asia Global Crossing will be the primary network connectivity provider for Exodus Asia Pacific in Asia, and the parties intend that 67% of the new venture's networking needs will be supplied by Asia Global Crossing. In all other territories, Exodus will purchase 50% of its future network needs from Global Crossing. In return, Global Crossing has agreed to provide Exodus with preferred pricing on all network services and assets offered by Global Crossing, including circuits, IRUs and dark fiber.

Exodus and Asia Global Crossing have agreed to form a joint venture to provide complex web hosting and managed services in Asia. Exodus will own 67% and will manage and operate the joint venture. Asia Global Crossing will own 33%.

ELLEN HANCOCK

Thanks Leo.

I hope the information we've provided you today drives home the strength of this combination, which makes Exodus the undisputed leader in the complex web hosting market worldwide.

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This is truly a winning combination for both companies.  As I mentioned earlier,
Exodus and GlobalCenter together will have the additional scale, scope and international reach to further enhance our position as the preferred provider of mission-critical web hosting solutions to customers worldwide.

MAUREEN O'CONNELL

Ladies and gentlemen, that concludes our formal remarks. We will now be happy to answer your questions. Operator...

[Q & A]

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This communication contains forward-looking statements based on current expectations. Actual results may differ materially from expectations due to a number of risks and uncertainties, including, but not limited to the following: the fulfillment of conditions to complete the merger, including regulatory and Exodus stockholder approval; the costs incurred to complete the merger; the combined company's competitive performance; potential difficulties in integrating the two companies, their product and service offerings and infrastructure; the ability of the combined company to achieve network cost savings and operating efficiencies; the continued employment of the combined entity's employees; potential difficulties in maintaining and enhancing continued working relationships with strategic partners; the risk that customers that have placed orders may cancel or reduce their orders or delay the commencement of services; and the continued development of service offerings of the combined company. Actual results may also vary from expectations as a result of risks and uncertainties described from time to time in Exodus' and Global Crossing North America, Inc.'s filings with the Securities and Exchange Commission ("Commission"). In particular, see "Factors Affecting Future Results" in Exodus's quarterly and annual reports filed with the SEC and see "Risk Factors" in Global Crossing's quarterly and annual reports filed with the SEC. Neither Exodus nor GlobalCenter assumes any obligation to update the forward-looking information contained in this communication.

  For a detailed discussion of these and other important risk factors and cautionary statements concerning Exodus and GlobalCenter and their respective operations, you are referred to the proxy statement that will be filed by Exodus, as described below.

                    * * * * * * * * * * * * * * * * * * *

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  Exodus, its directors, executive officers and employees, and certain other persons, may be deemed to be participants in the solicitation of proxies of Exodus stockholders to approve the proposed merger. These individuals may have interests in the merger, including as a result of holding options or shares of
Exodus.   Information concerning these individuals and their interests in the transaction and the participant's in the solicitation will be contained in the proxy statement to be filed with the Commission in connection with the proposed merger.

                   * * * * * * * * * * * * * * * * * * * *

  Exodus plans to send to Exodus stockholders a proxy statement containing information about the merger and seeking their approval of the proposed transaction. You are urged to read the proxy statement carefully, when it is available. The proxy statement will be filed with the Commission and will contain important information about Exodus, GlobalCenter, the merger and related transactions and matters. You may obtain a free copy of this document when it is available, as well as other documents filed by Exodus with the Commission (including annual, quarterly and special reports), at the Commission's web site at www.sec.gov.
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